

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 11, 2007

By U.S. mail and facsimile to (918) 838-8810

Mr. George L. Austin
Vice President, Finance and Chief Financial Officer
Matrix Service Company
10701 East Ute Street
Tulsa, OK 74116

> **RE:** **Matrix Service Company**
> **Form 10-K for the fiscal year ended May 31, 2006**
> **Filed August 4, 2006**
> **File No. 1-15461**

Dear Mr. Austin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief